Exhibit 17.2

TO:

The Board of Directors

Bare Metal Standard, Inc.

3604 S. Banner Street

Boise, Idaho 83709-4316

RE: Letter of Resignation

Gentlemen:

Please be advised that the undersigned hereby resigns as Chief Technical Officer and Director of Bare Metal Standard, Inc. effective as of September 9, 2020.

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

   Dated: September 9, 2020

/s/ Michael Taylor
By: Michael Taylor